Exhibit 99.1

Toro Corp. Announces Full Repayment of the Senior Term Loan Granted to Castor Maritime Inc.

Limassol, Cyprus, May 14, 2025 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”), an international energy transportation services company, announces that on May 5, 2025, the senior term loan facility granted to Castor Maritime Inc. in December 2024 was fully repaid.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of LPG carriers that carry liquefied petrochemical gases worldwide. Toro Corp. currently owns a fleet of four 5,000 LPG carrier vessels.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including with respect to our share repurchase program), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of our spin-off from Castor Maritime Inc., the effects of the Robin Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions “trade wars” and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: ir@torocorp.com